UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006.

Commission File Number 0-26046

______________

CHINA NATURAL RESOURCES, INC.

(Translation of registrant’s name into English)

______________

Room 2105, West Tower, Shun Tak Centre,
200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934.   Yes ☐    No ☒.

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-____________.

Unaudited Results of Operations

In furtherance of Nasdaq Marketplace Rule 4350(b)(4), furnished herewith on behalf of China Natural Resources, Inc. are the following:

(a)

Unaudited Financial Statement:

–

Condensed Consolidated Statements Of Operations And Comprehensive Income (Loss) (Unaudited) For The Three and Six Months Ended June 30, 2006 and 2005

–

Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005

–

Condensed Consolidated Statements Of Cash Flows (Unaudited) For The Six Months Ended June 30, 2006 and 2005

–

Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibits

99.1

Press Release dated November 13, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date:  November 13, 2006

CHINA NATURAL RESOURCES, INC.
By:	/s/ LI FEILIE
Li Feilie
President and Chief Executive Officer

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2006	2005	2006	2006	2005	2006
	RMB	RMB	US$	RMB	RMB	US$
NET SALES	32,526	20,947	4,066	51,664	43,150	6,458
COST OF SALES	(8,961)	(8,873)	(1,120)	(17,042)	(17,309)	(2,130)
GROSS PROFIT	23,565	12,074	2,946	34,622	25,841	4,328
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(3,715)	(1,814)	(464)	(7,106)	(5,439)	(888)
INTEREST INCOME	135	240	17	235	270	29
OTHER INCOME/ (EXPENSE), NET	1,083	16	135	4,958	(24)	620
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	21,068	10,516	2,634	32,709	20,648	4,089
INCOME TAXES	(3,338)	(1,570)	(417)	(4,906)	(3,430)	(613)
INCOME FROM CONTINUING OPERATIONS	17,730	8,946	2,217	27,803	17,218	3,476
DISCONTINUED OPERATIONS
Loss from discontinued advertising and HARC operations, net of taxes of nil	(212)	—	(27)	(486)	—	(61)
NET INCOME	17,518	8,946	2,190	27,317	17,218	3,415
Other comprehensive income/(loss):
Foreign currency translation adjustments	(3)	—	—	(11)	—	(1)
COMPREHENSIVE INCOME	17,515	8,946	2,190	27,306	17,218	3,414
INCOME PER SHARE:
Basic
Income from continuing operations	1.54	7.17	0.19	2.87	13.80	0.36
Loss from discontinued operations	(0.02)	—	—	(0.05)	—	(0.01)
	1.52	7.17	0.19	2.82	13.80	0.35
INCOME PER SHARE:
Diluted
Income from continuing operations	1.27	7.17	0.16	2.27	13.80	0.29
Loss from discontinued operations	(0.02)	—	—	(0.04)	—	(0.01)
	1.25	7.17	0.16	2.23	13.80	0.28

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	11,548,416	1,247,823	11,548,416	9,670,407	1,247,823	9,670,407
Diluted	13,959,662	1,247,823	13,959,662	12,240,535	1,247,823	12,240,535

See notes to condensed consolidated financial statements.

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(Amounts in thousands, except share and per share data)

		June 30, 2006	December 31, 2005	June 30, 2006

		RMB	RMB	US$
	Notes	(Unaudited)	(Note)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		72,453	41,202	9,057
Trade receivables		502	4,622	63
Bills receivable		—	450	—
Other receivables, deposits and prepayments		1,055	422	132
Amounts due from a related company	5	—	20,503	—
Inventories	3	3,584	3,788	448
Assets held for sale	6	25,647	—	3,205
TOTAL CURRENT ASSETS		103,241	70,987	12,905
PROPERTY AND EQUIPMENT	4	36,294	33,656	4,537
GOODWILL	2	21,915	—	2,739
TOTAL ASSETS		161,450	104,643	20,181
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable		1,011	934	126
Other payables		20,380	18,881	2,548
Advances from customers		7,040	1,174	880
Accrued liabilities		2,437	1,319	305
Current portion of capital lease		70	—	9
Amounts due to related parties	5	6,476	6,476	809
Amounts due to a director	5	13,482	23,644	1,685
Dividends payable		18,040	5	2,255
Taxes payable		4,224	2,545	528
Liabilities related to assets held for sale		2,528	—	316
TOTAL CURRENT LIABILITIES		75,688	54,978	9,461
SHAREHOLDERS’ EQUITY
Common shares, no par:
Authorized – 200,000,000 shares Issued and outstanding –11,548,416 and 1,247,823 shares in 2006 and 2005, respectively		19,222	—	2,403
Additional paid-in capital		—	—	—
Reserves		35,359	3,912	4,420
Retained earnings		30,952	45,513	3,869
Accumulated other comprehensive income		229	240	28
TOTAL SHAREHOLDERS’ EQUITY		85,762	49,665	10,720
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		161,450	104,643	20,181

Note: The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

See notes to condensed consolidated financial statements.

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(Amounts in thousands)

	Six months ended June 30,
	2006	2005	2006
	RMB	RMB	US$

Net cash provided by operating activities	43,847	23,600	5,481

INVESTING ACTIVITIES
Purchases of property and equipment	(3,566)	(1,375)	(446)
Advances to related companies	—	(20,097)	—
Repayment to a director	(10,162)	—	(1,270)
Advances from a director	—	11,440	—

Net cash provided by/(used in) investing activities	(13,728)	(10,032)	(1,716)

FINANCING ACTIVITIES
Cash received in acquisition of subsidiaries	1,207	—	151
Repayment of principal of capital leases	(75)	—	(9)
Net cash used in financing activities by discontinued operations	9	—	1

Net cash provided by financing activities	1,141	—	143

Effect of exchange rate changes on cash	(9)	—	(1)

NET INCREASE IN CASH AND CASH EQUIVALENTS	31,251	13,568	3,907

Cash and cash equivalents, at beginning of period	41,202	19,647	5,150

Cash and cash equivalents, at end of period	72,453	33,215	9,057

Supplemental disclosure of non-cash investing and financing activities
Business acquisition:
Fair value of assets acquired	50,558	—	6,320
Liabilities assumed	(3,308)	—	(414)

Common shares issued	47,250	—	5,906

See notes to condensed consolidated financial statements.

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands of RMB, except share and per share data)

1.

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 2006, are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2005, and to the Company’s Form 6-K filed on June 19, 2006.

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00 = RMB8.00 quoted by the People’s Bank of China as at June 30, 2006. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate.

Certain comparative amounts have been reclassified to conform with the current period classifications.

2.

ACQUISITION

On February 3, 2006 (the “Acquisition Date”), the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining Holdings Limited (“FMH”), a British Virgin Islands corporation (the “Acquisition”). FMH, through its wholly owned subsidiary, Wuhu Feishang Mining Development Co. Ltd., is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. The transaction was structured as a reorganization of FMH with and into the Company. As consideration for the Acquisition, the Company issued to the former FMH shareholder 9,980,593 of the Company’s common shares, as well as warrants (the “Warrants”) to purchase an additional 4,500,000 of the Company’s common shares. In connection with the Acquisition, the 320,000 series B preferred shares were converted into 320,000 common shares. The Warrants entitle the holder to purchase: 2,000,000 common shares of the Company at an exercise price of US$4.00 per share for a period of two years from the Acquisition Date; 1,500,000 common shares at an exercise price of US$4.50 per share for a period of three years from the Acquisition Date; and 1,000,000 common shares at an exercise price of US$5.00 per share for a period of four years from the Acquisition Date. Other than the exercise price and exercise period, all other terms and conditions of the Warrants are identical.

The acquisition of FMH by the Company was accounted for using the purchase method of accounting and is treated as a reverse acquisition because on a post-merger basis, the former FMH shareholder holds 86.4% of the outstanding common shares of the Company. As a result, FMH is deemed to be the acquirer for accounting purposes.

2.

ACQUISITION (Continued)

Accordingly, the accompanying financial statements represent the operations of FMH through February 2, 2006 and the consolidated operations of FMH and the Company subsequent to February 2, 2006. We have retroactively restated our issued share capital to reflect the acquisition by FMH.

The following table summarizes the initial estimated fair values of the Company’s assets and liabilities acquired by FMH at the Acquisition Date. The purchase price was determined by multiplying the number of outstanding shares immediately prior to consummating the acquisition of 1,567,823 by the closing price of our common shares the day prior to the public announcement of the Acquisition Agreement between the Company and FMH. The allocation of the purchase price is preliminary and subject to refinement:

(In thousands)
Purchase price (including direct costs)		47,250
Current assets	3,074
Property and equipment	869
Investments	24,700
Total assets	28,643
Total liabilities assumed	(3,308)
Net assets acquired		25,335
Goodwill resulting from the acquisition		21,915

The goodwill resulting from the acquisition is not expected to be deductible for tax purposes.

The following unaudited proforma financial information presents results of operations as if the above acquisitions had occurred at the beginning of the respective three and six-month periods ended June 30, 2006 and 2005:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Net sales	32,526	20,947	51,664	43,150
Income from continuing operations	17,730	7,384	24,939	14,159
Loss from discontinued operations	(212)	(6,476)	(530)	(6,649)
Net income	17,518	908	24,409	7,510
Basic income per share	1.52	0.08	2.52	0.65
Diluted income per share	1.25	0.08	1.99	0.64

3.

INVENTORIES

At June 30, 2006, inventories consisted of:

	June 30,	December 31,
	2006	2005
	RMB	RMB

Raw materials	2,142	2,425
Work in progress	392	392
Finished goods	1,050	971
	3,584	3,788

4.

PROPERTY AND EQUIPMENT

	June 30,	December 31,
	2006	2005
	RMB	RMB
At cost:
Buildings	25,008	24,009
Machinery and equipment	4,522	4,860
Motor vehicles	2,426	1,473
Mining rights	11,982	9,229
	43,938	39,571
Accumulated depreciation	(7,644)	(5,915)
	36,294	33,656

As at June 30, 2006, property and equipment included one leased motor vehicle with cost and accumulated depreciation of RMB963 (US$120) and RMB625 (US$78), respectively.

5.

RELATED PARTY BALANCES AND TRANSACTIONS

At June 30, 2006, amounted due to a related company and to a director comprise:

	June 30,	December 31,
	2006	2005
	RMB	RMB

Due from a related company:
Anhui Xinke New Materials Co. Ltd. (“Xinke”)	—	20,503

Due to a related company:
Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”)	6,476	6,476

Due to a director:
Mr. Li Feilie
	13,482	23,644

During the period ended June 30, 2006, the amount due from Xinke was fully paid by offsetting the dividends payable to Mr. Li Feilie. The amount due to a director represents advances made by Mr. Li Feilie to the Company and expenses he paid on behalf of the Company. During the period ended June 30, 2006, RMB10,162 was repaid.

6.

SUBSEQUENT EVENTS

On July 31, 2006, the Company disposed of its 100% equity interest in iSense Limited (‘iSense”) to the director and former shareholder of iSense for consideration of RMB2,060 (US$257). On October 3, 2006, the Company consummated the sale of its 100% equity interest in Hainan Cihui Industrial Co. Ltd. (“HARC”) to an unaffiliated third party for total consideration of RMB30,900 (US$3,862). The assets and liabilities of iSense and HARC have been classified as held for sale as of June 30, 2006 and consisted of fixed assets of RMB452 (US$56), cash of RMB344 (US$43), trade receivables of RMB127 (US$16), other receivables of RMB24 (US$3), investment of RMB24,700 (US$3,087), accounts payable of RMB40 (US$5), other payables of RMB1,010 (US$126), tax payables of RMB19 (US$2), finance lease of RMB40 (US$5) and amounts due to related parties of RMB1,419 (US$178). The results of operations of iSense and HARC have been retroactively restated as discontinued operations. Revenues from discontinued operations were RMB212 (US$27) and RMB306 (US$38) for the three months and six months ended June 30, 2006. Loss before income taxes from discontinued operations were RMB212 (US$27) and RMB486 (US$61) for the three and six months ended June 30, 2006, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NET SALES AND GROSS PROFIT

Sales for the six months ended June 30, 2006 increased by 20% compared to June 30, 2005. The increase was mainly due to the 100% increase in the average selling price of zinc, partly offset by the decrease in the sales volume of zinc as actual zinc mined was 41% lower during the current period.

Sales for the second quarter of 2006 increased by 55% compared to the corresponding period in 2005. The increase was mainly due to the increase in the average selling price of zinc of 153%, partly offset by the decrease in the sales volume of zinc of 15% as the actual zinc mined was lower during the current period.

The gross profit margin for the three months and six months ended June 30, 2006 was 72% and 67%, respectively, compared to 58% and 60% for the corresponding period in 2005. The increase was primarily due to the increase in selling price of zinc as a result of increased demand.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by RMB1,667,000 (US$208,000) or 31% to RMB7,106,000 (US$888,000) for the six months ended June 30, 2006 from RMB5,439,000 (US$680,000) for the six months ended June 30, 2005. The increase was primarily attributable to the consolidation of CHNR’s expenses following the reverse acquisition.

Selling, general and administrative expenses increased by RMB1,901,000 (US$238,000) or 105% to RMB3,715,000 (US$464,000) for the second quarter of 2006 from RMB1,814,000 (US$227,000) for the second quarter of 2005. The increase was primarily attributable to consolidation of CHNR’s expenses following the reverse acquisition.

INTEREST INCOME, NET

Interest income decreased by RMB35,000 (US$4,000) or 13% to RMB235,000 (US$29,000) for the six months ended June 30, 2006 from RMB270,000 (US$34,000) for the six months ended June 30, 2005. The decrease was primarily due to a decrease in interest income earned on loans and advances to related parties in 2005 of RMB190,000 (US$24,000), partly offset by an increase in cash balances in 2006.

Interest income decreased by RMB105,000 (US$13,000) or 44% to RMB135,000 (US$17,000) for the second quarter of 2006 from RMB240,000 (US$30,000) for the second quarter of 2005. The decrease was primarily due to a decrease in interest income earned on loans and advances to related parties in 2005 of RMB133,000 (US$17,000).

OTHER (EXPENSE)/INCOME, NET

Other income, net for the three and six months ended June 30, 2006 primarily consisted of a net gain on trading of marketable securities of RMB1,083,000 (US$135,000) and RMB4,958,000 (US$620,000), respectively.

INCOME TAXES

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in the PRC are subject to PRC federal statutory tax rate applicable to foreign investment enterprises in Hainan and Wuhu of 15%.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses and to expand business operations. The Company has financed its working capital requirements primarily through internally generated cash.

Net cash provided by operating activities for the six months ended June 30, 2006 was approximately RMB43,847,000 (US$5,481,000), as compared to RMB23,600,000 (US$2,950,000) for the corresponding period in 2005. Net cash inflows/outflows from the Company’s operating activities are attributable to the Company’s net income and changes in operating assets and liabilities. Net cash used in investing activities for the six months ended June 30, 2006 was primarily attributable to purchases of fixed assets and repayments of amounts due to a director.

The following summarizes the Company’s financial condition and liquidity at the dates indicated:

	June 30, 2006	December 31, 2005
	RMB	RMB

Current ratio	1.36x	1.29x
Working capital	27,553,000	16,009,000
Ratio of long-term debt to total shareholders’ equity	0x	0x

The Company has the following contractual obligations and commercial commitments as at June 30, 2006:

	Total	< 1 year	2-5 years
	RMB	RMB	RMB
Operating lease	48,000	48,000	—
Capital lease	110,000	88,000	22,000

Except as disclosed above, there have been no other significant changes in financial condition and liquidity since the fiscal year ended December 31, 2005. The Company believes that internally generated funds will be sufficient to satisfy its anticipated working capital needs for at least the next twelve months.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.